Exhibit 99.1

Hub Security Forecasts Over $10 Million in New Contracts in 2024 from a

Key Contract with Top US Enterprise AI Firm in Groundbreaking Big4

Project

Tel-Aviv Israel, November 6, 2023 - HUB Cyber Security Ltd (Nasdaq: HUBC), a developer of Confidential Computing cybersecurity solutions and services (“HUB Security” or the “Company”), today announced that it has signed a letter of intent for a financing and services agreement and strategic collaboration agreement with Blackswan Technologies, a top-tier enterprise AI company based in the United States. This strategic alliance heralds the commencement of a project in partnership with one of the Big4 Professional Services firms and their esteemed end customer, a globally renowned major banking group. The two companies are exploring the possibility of a potential merger.

Renowned for its cutting-edge AI applications, the collaborating Blackswan Technologies delivers a robust suite of cognitive computing capabilities that empower financial institutions and data-driven organizations. With a proven track record of providing comprehensive solutions to some of the world’s largest Professional Services Integrators and financial institutions, including major banks, this supplier stands at the forefront of technological innovation. [

This collaboration, emphasizing digital transformation, is bolstered by Hub Security’s expertise in cyber protection. Together, the two companies aim to revolutionize the banking sector across various regulatory domains. The primary objectives include streamlining operations, reducing ownership costs, and eliminating the need for data lakes and ETL (Extract, Transform, Load) processes. Hub Security’s cutting-edge solutions will provide an additional layer of protection to critical processes, ensuring the security of the customer’s most valuable assets. The collaboration will integrate Hub Security’s protection of critical processes and its “Crown Jewels” asset protection.

“Importantly, the collaboration’s scope extends beyond a single client, offering the potential for expansion and engagement of additional customers, including governments and large enterprises,” said Uzi Moskowitz, CEO of Hub Security. “This collaboration underscores our commitment to innovation and reinforces our position as a leader in the confidential computing landscape.”

“Blackswan Technologies welcomes this engagement and looks forward to fortifying and strengthening our data fabric with additional cybersecurity best-of-class capabilities to better serve our customers,” said Udi Nessimyan, CEO of Blackswan Technologies.

The business model supporting this initiative offers clients wide flexibility, ranging from base license agreements to a revenue-sharing model based on usage. This adaptability ensures that the collaboration can cater to the specific needs of clients, providing tailored solutions that address their unique challenges and requirements.

The initial contract would require Hub Security to provide $3.5 million in financing and is anticipated to make a substantial contribution of over $10 million to Hub Security’s revenue in the fiscal year 2024, with expectations of further growth in the subsequent years.

Hub Security is eager about the myriad opportunities and possibilities this strategic collaboration entails, anticipating a positive impact on the financial industry as a whole. This partnership underscores innovation, security, and efficiency as its fundamental building blocks.

For more information, please visit www.BlackswanTechnologies.ai or www.HubSecurity.com

About HUB Security Ltd.

HUB Cyber Security Ltd (“HUB Security”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company specializes in unique Cyber Security solutions protecting sensitive commercial and government information. The company debuted an advanced encrypted computing solution aimed at preventing hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB Security operates in over 30 countries and provides innovative cybersecurity computing appliances as well as a wide range of cybersecurity services worldwide.

About Blackswan Technologies:

BlackSwan Technologies is reinventing enterprise software through Agile Intelligence for the Enterprise – a fusion of data, artificial intelligence and cloud technologies that provides unparalleled business value. Blackswan Technologies offers multi-tier enterprise products that create the foundation for composable businesses, equipping enterprises with real-time adaptability and resilience for lasting market leadership. Customers rapidly can apply these products to a single challenge, then incrementally expand adoption across the enterprise, while interoperating with existing IT assets. BlackSwan Technologies is generating billions of dollars in economic value for renowned global brands, through accelerated innovation and operational efficiency. We partner with leading consultancies, ISVs, and MSPs to serve the aspirations of corporations, public sector entities, and innovative startups alike. The private company maintains gravity centers in the UK, Europe, Israel, the US, and Sri Lanka.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction, and the financial condition, results of operations, earnings outlook and prospects of the combined company. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB Security and the following: (i) the proposed transaction is subject to the satisfactory completion of due diligence by the both parties, the negotiation of definitive agreements and other conditions and therefore might not be consummated; (ii) even if consummated, HUB Security may not be able to fund the requisite investment amount and the project may not generate the anticipated revenues; (iii) significant uncertainty regarding the adequacy of HUB Security’s liquidity and capital resources and its ability to repay its obligations as they become due; (iv) the war between Israel and Hamas commenced in October 2023 and the potential expansion of hostilities to other fronts may harm Israel’s economy and HUB Security’s business; (v) expectations regarding HUB Security’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security’s ability to invest in growth initiatives and pursue acquisition opportunities; (vi) the outcome of any legal or regulatory proceedings that may be instituted against HUB Security in connection with our previously announced internal investigation or otherwise; (vii) the ability to cure and meet stock exchange continued listing standards; (viii the risk that the consummation of the business combination in February 2023 will disrupt HUB Security’s operations and future plans; (ix) competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (x) limited liquidity and trading of HUB Security’s securities; (xi) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (xii) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; (xiii) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in HUB Security’s Annual Report on Form 20-F filed on August 15, 2023.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

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